United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
Commission File Number 001-41419

INTER & Co, INC.
(Exact name of registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, State of Minas Gerais, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                        Form 40-F ☐

CERTAIN TERMS AND CONVENTIONS
Unless otherwise indicated or the context otherwise requires, all references to “Inter & Co”, “Inter” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Inter & Co, Inc., together with its subsidiaries. All references to “Banco Inter” refer to Banco Inter S.A., a Brazilian corporation and its subsidiaries; all references to our “controlling shareholder” are to Mr. Rubens Menin Teixeira de Souza and/or Costellis International Limited or any other vehicle through which Mr. Rubens Menin Teixeira de Souza holds his equity interest in Inter & Co, as applicable.
All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.
Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this current report on Form 6-K are explained or detailed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023, and any amendments thereto, if any (“2022 Form 20-F”).
This current report on Form 6-K should be read together with our current report on Form 6-K furnished to the SEC on January 16, 2024 (File No. 001-41419), containing our unaudited condensed consolidated interim financial statements as of September 30, 2023 and for the three-month and nine-month periods ended September 30, 2023 and September 30, 2022 (the “Unaudited Condensed Consolidated Interim Financial Statements”), prepared and presented in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023
The following discussion of our financial condition and results of operations should be read together with our Unaudited Condensed Consolidated Interim Financial Statements, as well as the description of our business contained in Item 4 of our 2022 Form 20-F. This section contains discussions regarding estimates and forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those described under “Forward-Looking Statements” and “Risk Factors” in our 2022 Form 20-F.
Results of Operations for the nine-month period ended September 30, 2023, compared with the nine-month period ended September 30, 2022
The table below sets forth our consolidated interim income statement for the periods indicated.

	For the Nine-Month Period Ended September 30,
	2023	2022	Variation
Consolidated Income Statement Data:	(R$ million)
Interest income	3,271.0	1,931.8	69.3%
Interest expense	(2,135.4)	(1,381.5)	54.6%
Net interest income	1,135.6	550.3	106.4%
Revenues from services and commissions	928.7	693.6	33.9%
Expenses from services and commissions	(99.7)	(94.3)	5.7%
Net result from services and commissions	829.0	599.3	38.3%
Income from securities	1,202.4	1,095.8	9.7%
Net gain / (losses) from derivatives	(5.8)	13.9	n.m.(1)
Other revenues	278.5	301.5	-7.6%
Net revenues	3,439.6	2,560.8	34.3%
Impairment losses on financial assets	(1,157.1)	(818.5)	41.4%
Other administrative expenses	(1,331.8)	(1,285.2)	3.6%
Personnel expenses	(569.3)	(493.8)	15.3%
Depreciation and amortization	(119.3)	(107.6)	10.9%
Income before taxes and interests in associates	262.1	(144.3)	n.m.(1)
Income from equity interests in associates	(30.6)	(14.0)	118.6%
Profit / (loss) before income tax	231.5	(158.3)	n.m.(1)
Income tax benefit	(39.0)	115.4	n.m. (1)
Profit (loss) for the period	192.5	(42.9)	n.m. (1)

(1)    Not meaningful.

Net Interest Income
Net interest income increased 106.4% to R$1,135.6 million in the nine-month period ended September 30, 2023 from R$550.3 million in the nine-month period ended September 30, 2022, primarily as a result of the following factors:
•Interest Income. Interest income increased 69.3% to R$3,271.0 million in the nine-month period ended September 30, 2023 from R$1,931.8 million in the nine-month period ended September 30, 2022, primarily as a result of: (a) the growth in our credit card and personal loan portfolios, which increased by 34.9% and 31.7%, respectively, comparing the aggregate balance of these portfolios as of September 30, 2023 and 2022; and (b) the increase in the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia – SELIC) rate, which rose from an average of 13.4% in the nine-month period ended September 30, 2023 compared to average of 12.1% in the corresponding period of 2022.
•Interest expense. Interest expense increased 54.6% to R$2,135.4 million in the nine-month period ended September 30, 2023 from R$1,381.5 million in the nine-month period ended September 30, 2022, primarily as a result of the increase in the balance of time deposits, which in turn was driven by growth of our number of clients. Time deposits increased to R$ 25,575.3 million as of September 30, 2023 from R$ 9,558.5 million as of September 30, 2022.
Net Result from Services and Commissions
Net result from services and commissions increased 38.3% to R$829.0 million in the nine-month period ended September 30, 2023 compared to R$599.3 million in the nine-month period ended September 30, 2022, mainly due to the net effect of the following variations:
•Revenue from services and commissions: Revenue from services and commissions increased 33.9% to R$928.7 million in the nine-month period ended September 30, 2023 from R$693.6 million in the nine-month period ended September 30, 2022, primarily as a result of the increase in card interchange fees (fees we receive in connection with the use by our clients of the credit and debit cards we issued) and also by the growth of 33.6% in the number of our active clients as of September 30, 2023 compared to September 30, 2022.
•Expenses from services and commissions: Expenses from services and commissions increased 5.7% to R$99.7 million in the nine-month period ended September 30, 2023 from R$94.3 million in the nine-month period ended September 30, 2022, mainly due to the fees we are required to pay for maintaining our ATM services. Costs relating to ATM services include fees payable due to withdrawals made by our clients, which increased in the period as a result of an increase in the number of clients and costs related to keeping the ATMs with withdrawable cash. Our costs for ATMs depend on the volume of usage of the ATMs by our clients.
Income from securities.
Income from securities increased 9.7% to R$1,202.4 million in the nine-month period ended September 30, 2023, from R$1,095.8 million in the nine-month period ended September 30, 2022. This increase is primarily explained by the growth in the securities portfolio to R$ 14,908.3 million as of September 30, 2023, from R$ 13,373.5 million as of September 30, 2022.
Other Revenues.
Other revenues decreased 7.6% to R$278.5 million in the nine-month period ended September 30, 2023 from R$301.5 million in the nine-month period ended September 30, 2022, mainly due to the aggregate effect of decreases in various components of other revenues, including lower performance fees we earned relating to our commercial agreement with Mastercard which offers certain performance bonuses as established goals are met and the lower results from the sale of collateral recovered in the period in connection with defaulted loans we provided.

Impairment losses on financial assets
Impairment losses on financial assets increased 41.4% to R$1,157.1 million in the nine-month period ended September 30, 2023 from R$818.5 million in the nine-month period ended September 30, 2022, primarily as a result of: (a) the expansion of our loan portfolio by 28.7% when comparing the balance of our portfolio as of September 30, 2023 to September 30, 2022, including a 34.9% growth of our credit card portfolio, which is unsecured and as a result, has a higher expected credit loss; and (b) the overall increase in defaults across our credit portfolio which we believe is related to an increase in defaults observed generally in the Brazilian financial market in response to higher interest rates prevailing in the Brazilian market (including the SELIC rate), which resulted from the challenging domestic and global macroeconomic environments.
Other administrative expenses
Other administrative expenses increased 3.6% to R$1,331.8 million in the nine-month period ended September 30, 2023 from R$1,285.2 million in the nine-month period ended September 30, 2022, primarily as a result of (i) higher expenses from data processing and information technology resulting from greater volumes of stored data and transactions, which resulted from more customers and related transaction volume, (ii) the increase in tax expenses, which primarily relate to sales tax on goods sold through Inter Shop, resulting from the increase in our GMV in the first nine months of 2023 compared to the corresponding period of 2022; and (iii) general cost increases tied to inflation adjustments in Brazil reflected through inflation adjustments resulting in higher market prices in connection with third party services. This increase was partly offset by the net effect of our cost cutting measures implemented throughout 2023.
The chart below describes each category of our other administrative expenses for the nine-month periods ended September 30, 2023 and 2022:

	For the nine-month period ended September 30,
	2023	2022
	(R$ million)
Data processing and information technology	(599.0)	(518.0)
Tax expenses	(235.4)	(179.8)
Third party services	(156.5)	(99.9)
Advertisement and marketing	(64.1)	(98.2)
Rent, condominium fee and property maintenance	(49.1)	(44.4)
Bank expenses	(37.9)	(88.4)
Provisions for contingencies	(27.1)	(20.2)
Other	(162.6)	(236.2)
Total	(1,331.8)	(1,285.2)
Personnel expenses
Personnel expenses primarily comprise fixed and variable employee compensation. Personnel expenses increased 15.3% to R$569.3 million in the nine-month period ended September 30, 2023 from R$493.8 million in the nine-month period ended September 30, 2022, mainly due to increased bonus and profit sharing payments to employees and executives as a result of higher profits in the period.
Income from equity interests in associates
Income from equity interests in associates increased 118.6% to an expense of R$30.6 million in the nine-month period ended September 30, 2023 from an expense of R$14.0 million in the nine-month period ended September 30, 2022, mainly due to the results of our associate “Granito Soluções em Pagamento S.A.”

Profit (loss) before income tax and social contribution
As a result of the foregoing, profit (loss) before taxes and social contribution was a profit of R$231.5 million in the nine-month period ended September 30, 2023 compared to a loss of R$158.3 million in the nine-month period ended September 30, 2022.
Income Tax and Social Contribution
Income tax and social contribution was an expense of R$39.0 million in the nine-month period ended September 30, 2023 compared to a credit of R$115.4 million in the nine-month period ended September 30, 2022. This change occurred primarily as a result of our results before taxes having been a profit in the nine-month period ended September 30, 2023 compared to a loss in the nine-month period ended September 30, 2022.
Profit (loss) for the period
As a result of the foregoing, profit for the period was R$192.5 million in the nine-month period ended September 30, 2023 compared to a loss for the period of R$42.9 million in the nine-month period ended September 30, 2022.

LIQUIDITY AND CAPITAL RESOURCES
Our principal liquidity and capital requirements are to finance our banking operations and to support the expansion and improvement of our non-financial-service businesses. For additional information, see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” of our 2022 Form 20-F.
As of September 30, 2023, we had R$4,297.1 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the expected cash flows from our operating activities will be sufficient to meet our working capital requirements, capital expenditures and our business plan in the ordinary course of business for at least the next 12 months.
We obtain funding for working capital and the acquisition of assets through our own resources and funding obtained from third parties through instruments (including demand deposits, interbank deposits, time deposits, and savings deposits) which we record as liabilities with financial and similar institutions and liabilities with customers, and securities issued (including real estate credit bills, financial bills and agribusiness credit bills). We believe we have access to several Brazilian domestic and foreign sources of financing from different types of investors (individuals, companies, pension funds, investment funds and banks, among others). Our decision to obtain a particular source of funding is dependent on relevant client demands and the characteristics of the funding (currency, interest rate, terms and applicable indices, for example). Historically, we have diversified our sources of financing, in order to better manage our liquidity and maintain a suitable cash balance that has enabled us to efficiently withstand liquidity pressures. We have maintained liquidity ratios above the minimum threshold established by the applicable banking regulation in Brazil and seek through our funding policy to extend maturity terms in order to maintain our current cost levels.
Our asset and liability management policy is intended to ensure sufficient liquidity to cover any short-term obligation such as deposit withdrawals, granted credit lines and other funding or liabilities at maturity. As of the date of this Current Report on Form 6-K, we are not a borrower under any individually material loan or financing agreement. As of September 30, 2023, R$16,174.0 million of our assets were considered as Ativos Líquidos de Alta Qualidade (or High Quality Liquid Assets, a category of assets defined pursuant to Central Bank regulation that are expected to remain liquid in markets during periods of stress and to remain easily and immediately convertible into cash with low or without losses). In terms of funding (defined as liabilities with financial and similar institutions and liabilities with clients) concentration, our top 10 clients represented less than 4.6% of our total funding position, which we believe demonstrates our diversified funding basis.
As we are not a borrower under any material loan and financing agreements, we are not subject to material limitations on the incurrence of additional indebtedness, dividend distributions, sales of assets, issuances of new securities or changes of control that may be imposed by such agreements. Financial institutions are, however, subject to regulations established by the CMN and Central Bank which impose limitations on our ability of incurring indebtedness and uses of funding. These limitations include a maximum exposure per client of 25% of our Tier 1 Reference Equity. For additional information on such limitations, see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” of our 2022 Form 20-F.
Brazilian financial institutions must comply with the guidelines related to capital adequacy imposed by the CMN and the Central Bank which are similar to the guidelines of Basel III, including minimum capital requirements. Financial institutions operating in Brazil are subject to periodic measuring of their capital and capital standards based on their risk-weighted asset ratio. The parameters of this methodology are similar to international parameters used to measure minimum capital requirements under the Basel Accords. CMN Resolution No. 4,955 mandated the calculation by financial institutions of Reference Equity on a consolidated basis and established a minimum Reference Equity required for risk-weighted assets, or RWA.
As of September 30, 2023, Banco Inter’s capital adequacy ratio was 23.7%, a decrease of 0.4% percentage points compared to December 31, 2022. This variation derived mainly from our use of available resources, primarily from Banco Inter’s follow-on primary equity offering in 2021, to extend new loans.

The table below sets forth Banco Inter’s Reference Equity and Banco Inter’s Capital Adequacy Ratio as of September 30, 2023 and as of December 31, 2022:

	September 30,	December 31,	Variation
	2023	2022
Reference Equity (1) (R$ million)	5,964.1	5,913.3	0.9%
Risk-Weighted Assets (2)	25,122.5	24,550.5	2.3%
Capital Adequacy Ratio (3)	23.7%	24.1%	(0.4) p.p.

(1)    Reference Equity (or regulatory capital) is the amount of capital available taken into consideration for purposes of determining the operating limits of Brazilian financial and other institutions duly authorized to operate by the Central Bank and is comprised by the sum of two tiers: Tier I and Tier II Tier I is comprised of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II, in turn, is comprised of revaluation reserves, reserves for contingencies, earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities.
(2)    Risk-Weighted Assets represents Banco Inter’s assets weighted according to risk pursuant to the methodology defined under the Central Bank regulations, in line with the Basel III framework.
(3)    Capital Adequacy Ratio is calculated as Reference Equity divided by Risk-Weighted Assets.

SELECTED STATISTICAL INFORMATION
The tables below present selected statistical information as required by subpart 1400 of Regulation S-K. In this section, averages are based on month-end averages (i.e., the sum of all the balances at the end of the months in the specified period divided by the total number of months in that period). This section should be read together with “Item 4. Information on the Company ― Selected Statistical Information” in our 2022 Form 20-F.
The preparation of consolidated financial information in accordance with IFRS requires the use of significant resources. We are not subject to any applicable local laws or regulations that require us to measure all of our assets and liabilities on a daily or weekly basis and we do not use this information internally. As a result, we currently prepare consolidated financial information in accordance with IFRS on a monthly basis.
Distribution of Assets, Liabilities and Equity
The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following table shows average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the nine-month period ended September 30, 2023 and 2022.

	For the Nine-Month Period Ended September 30,
	2023			2022
	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provisions for expected loss	22,963.1	3,271.7	14.2%	17,973.2	1,931.8	10.7%
Reverse repurchase agreements	2,109.8	359.7	17.0%	651.4	140.4	21.5%
Securities	13,505.4	917.2	6.8%	12,604.6	818.8	6.5%
Cash and cash equivalents in foreign currency	463.4	8.0	1.7%	266.8	5.2	2.0%
Total interest-earning assets	39,041.7	4,555.9	11.7%	31,496.0	2,896.2	9.2%
Cash and cash equivalents in domestic currency	584.8	—	—	290.4	—	—
Amounts due from financial instituions	3,537.3	—	—	2,247.6	—	—
Derivative financial assets	4.6	—	—	10.1	—	—
Compulsory deposits at Central Bank	2,298.8		—	2,482.7		—
Deferred tax assets	1,002.0	—	—	877.4	—	—
Non-current assets held-for-sale	172.9	—	—	154.6	—	—
Investments	72.2	—	—	83.1	—	—
Property and equipment	179.5	—	—	200.5	—	—
Intangible assets	1,275.8	—	—	1,267.9	—	—
All other assets	1,788.2	—	—	1,046.0	—	—
Total assets	49,957.7	4,455.9	9.1%	40,156.4	2,896.2	7.2%
LIABILITIES
Interest-bearing liabilities:
Time deposits	17,676.4	(1,185.1)	(6.7)%	8,451.8	(718.8)	(8.5)%
Savings deposits	1,301.1	(69.8)	(5.4)%	1,200.5	(59.2)	(4.9)%
Securities issued	6,932.9	(779.4)	(11.2)%	5,254.5	(535.6)	(10.2)%
Securities sold under agreements to repurchase	1,726.2	(88.8)	(5.1)%	1,503.4	(14.6)	(1.0)%
Borrowing and onlending	47.6	(2.2)	(4.7)%	32.5	(1.6)	(4.9)%
Total interest-bearing liabilities	27,684.2	(2,125.2)	(7.7)%	16,442.8	(1,329.8)	(11.6)%

	For the Nine-Month Period Ended September 30,
	2023			2022
	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)
Non-interest-bearing liabilities:
Demand Deposits	6,570.1	—	—	9,683.3	—	—
Creditors’ funds to be released	256.8	—	—	214.2	—	—
Liabilities with financial institutions	6,726.5	—	—	4,942.5	—	—
Income tax and social contribution	144.7	—	—	69.6	—	—
Tax liabilities	56.7	—	—	131.5	—	—
Deferred tax liabilities	17.4	—	—	—		—
Provisions	57.7	—	—	58.5	—	—
Derivative financial liabilities	27.7	—	—	81.3	—	—
All other liabilities	1,190.6	—	—	749.6	—	—
Share capital	—	—	—	43.9	—	—
Reserves	7,886.5	—	—	4,934.4	—	—
Other comprehensive income reserve	(758.6)	—	—	(417.3)	—	—
(-) Treasury shares	(11.9)	—	—	—	—	—
Equity + non-interest-bearing liabilities	22,164.1	—	—	20,491.3	—	—
Non-Controlling Interest	109.5			3,222.3
Total Equity + Liabilities	49,957.7	(2,125.2)	(4.3)%	40,156.4	(1,329.8)	(4.8)%

(*)    Total lines reflect the sum of averages presented in this table.
Changes in Interest Income and Interest Expenses; Volume and Rate Analysis
The following tables show the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred for the nine-month period ended September 30, 2023, compared to the nine-month period ended September 30, 2022.
“Net Change” is calculated as the interest income or interest expense in the most recent nine-month period less the interest income or interest expense in the corresponding nine-month period of the prior year. The increase or decrease due to changes in interest rates presented in the “Rate” column was calculated by multiplying the average amount of the interest-generating assets or the interest-bearing liabilities in the nine-month period ended September 30, 2022 by the difference in average interest rates between the two nine-month periods (i.e., average rate of the nine-month period ended September 30, 2023 less the average rate of the nine-month period ended September 30, 2022). The increase or decrease due to changes in volume presented in the “Volume” column is the difference between the amount presented in the “Net Change” column and the amount presented in the “Rate” column.

	2023/2022
	Volume	Rate	Net Change
	(in millions of R$)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	710.8	629.1	1,339.9
Reverse repurchase agreements	248.6	(29.3)	219.3
Securities	60.6	37.8	98.4
Cash and cash equivalents in foreign currency	3.6	(0.8)	2.8
Total interest-earning assets	872.3	787.4	1,659.7
LIABILITIES
Time deposits	(618.4)	152.1	(466.3)
Savings deposits	(4.6)	(6.0)	(10.6)
Securities issued	(191.3)	(52.5)	(243.8)
Securities sold under agreements to repurchase	(12.6)	(61.6)	(74.2)
Borrowing and onlending	(0.7)	0.1	(0.6)
Total interest-bearing liabilities	(1,436.7)	641.3	(795.4)
Interest-Earning Assets: Average Interest-Earning Assets and Net Yield
The following tables analyze our levels of average interest-earning assets, net interest income and net yield on interest-earning assets, for the periods indicated.

	For the Nine-Month Period Ended September 30,
	2023	2022
	(in millions of R$, except percentages)
Average balance of interest-earning assets(1)	39,041.7	31,496.0
Net interest income and interest on securities	4,555.9	2,896.2
Net yield on interest-earning assets(2)	11.7%	9.2%

(1)    Net interest income stated as a percentage of average interest-earning assets.

Maturity composition of investment in securities not carried at fair value through earnings
The following table analyzes our weighted average yield of each category of debt securities not carried at fair value through earnings. To calculate the weighted average yield, we segregate each type of debt security not carried at fair value through earnings by maturity profile, and calculate the average yield weighted by the outstanding balance within the specific categories. We do not have material amounts of non-taxable securities.

	Maturing
	As of September 30, 2023	In one year or less	After one year through five years	After five years through ten years	After ten years	No Specific Maturity
Fair value through other comprehensive income (FVOCI)
Financial Treasury Letters (LFT)	55%	0%	21%	34%	0%	0%
Debentures	4%	0%	2%	2%	0%	0%
Certificates of real estate receivables	1%	0%	0%	1%	0%	0%
Financial bills	0%	0%	0%	0%	0%	0%
National treasury notes (NTN)	27%	0%	10%	9%	8%	0%
National treasury bills (LTN)	3%	0%	3%	0%	0%	0%
Commercial promissory notes	1%	0%	1%	0%	0%	0%
Weighted average yield	92%	0%	38%	46%	8%	0%

Amortized cost
Debentures	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	5%	0%	0%	4%	1%	0%
Rural product bill	3%	2%	1%	0%	0%	0%
Weighted average yield	8%	2%	1%	4%	1%	0%

Total weighted average yield	100%	2%	39%	50%	9%	0%
Maturity and Composition of Loan and Other Financing Portfolio
The following table analyzes our loans and advances to customers’ portfolio by type and by the time remaining to maturity. Loans are stated gross of the respective provision for expected losses.

		Maturing
	As of September 30, 2023	In one year or less	After one year through five years	After five years through 15 years	After 15 years
	(R$ million)
Credit Card	8,650.1	8,344.0	306.1	—	—
Real Estate Loans	7,527.8	1,107.7	994.6	1,647.1	3,778.4
Personal loans	6,663.1	889.0	1,365.2	4,408.8	—
Business Loans	3,438.5	2,191.5	1,212.2	34,8	—
Agribusiness Loans	764.1	699.7	64.3	—	—
Total loans and advances to customers	27,043.6	13,231.9	3,942.5	6.090,8	3,778.4

The following table represents our loans by category all of which are fixed rate.

As of September 30, 2023
(R$ million)
Credit Card.	8,650.2
Fixed Rate	8,650.2
Personal Credit	6,663.1
Fixed Rate.	6,663.1
Business Loans	3,438.5
Fixed Rate	932,8
Real Estate Loans	7,527.8
Fixed Rate	157,3
Agribusiness Loans	764.1
Fixed Rate	764.1
Total loans with fixed rate	17,167.5
Total loans to customers	27,043.6
Summary of Loan Loss Experience
Allocation of Provision for Impairment Losses
The following table presents the provision for expected losses by category of loans and sets forth the percentage distribution of the total provisions as of September 30, 2023.

	As of September 30,
	2023
	Amount	% of total loan portfolio	% of total provision for expected losses
	(in millions of R$, except percentages)
Credit Card	8,650.1	32.0%	—
Real Estate Loans	7,527.8	27.8%	—
Personal Loans	6,663.1	24.6%	—
Business Loans	3,438.5	12.7%	—
Agribusiness Loans	764.1	2.8%	—
Total Loan Portfolio (1)	27,043.6	100.0%	—

Credit Card	(1,219.5)	(4.51)%	69.8%
Real Estate Loans	(119.6)	(0.44)%	6.8%
Personal Loans	(379.5)	(1.40)%	21.7%
Business Loans	(16.0)	(0.06)%	0.9%
Agribusiness Loans	(12.2)	(0.05)%	0.7%
Total Provisions for Expected Losses	(1,747.0)	(6.5)%	100.0%

Total loans and allowances to customers, net of provision for expected losses	25,296.6

(1)    Total loan portfolio means our total loans and advances to customers and does not include amounts due from financial institutions.

Our ratio of provision for expected losses to total loan portfolio was 6.5%, on September 30, 2023. Our ratio of provision for expected losses to total loan portfolio was 5.8%, 4.0% and 3.2% on December 31, 2022, 2021 and 2020 respectively. We believe that this increase was driven by the growth of our credit portfolio and the maturing of the older part of our credit portfolio, as well as an increase in delinquencies that we believe resulted from our clients’ exposure to Brazil’s macroeconomic scenario. For more information on the Brazilian macroeconomic conditions, see “Item 5. Operation and Financial Review and Prospects ― A. Operating Results ― The Brazilian Macroeconomic Environment” in our 2022 Form 20-F.
The proportion of the provision for expected losses relating to credit cards increased on September 30, 2023, to 69.8% of our total provision for expected losses as of the same date, compared to 66.3%, 61.3% and 58.1% on December 31, 2022, 2021 and 2020, respectively, reflecting the growth of our credit card portfolio, which is a function of the overall growth of our base of active clients. The proportion of the provision for expected losses relating to personal loans decreased on September 30, 2023 to 21.7% of our total provision for expected losses, compared to 23.9%, 20.8% and 16.3% on December 31, 2022, 2021 and 2020, which reflected our efforts to focus on offering collateralized personal loans.
Allocation of Net Charge-Offs
The following table presents our net charge-offs by category of loans for the nine-month period ended September 30, 2023.

	For the nine-month period ended September 30, 2023
	Average Loans Outstanding	% of Total Average Loans	% of Total Net Charge-Offs
	(in millions of R$, except percentages)
Credit Card	7,632.0	31.1%	—
Real Estate Loans	6,894.1	28.1%	—
Personal loans	6,282.6	25.6%	—
Business Loans	2,978.7	12.1%	—
Agribusiness Loans	742.1	3.0%	—
Total Average Loans Outstanding	24,529.6	100.0%	—

Credit Card	72.8	0.3%	80.6%
Real Estate Loans	2.0	—	2.3%
Personal loans	15.0	0.1%	16.6%
Business Loans	0.3	—	0.3%
Agribusiness Loans	0.2	—	0.2%
Total Net Charge-Offs	90.3	0.4%	100.0%
For the nine-month period ended September 30, 2023, our ratio of net charge-offs to average loans was 0.4%, compared to 0.6%, 0.4% and 0.6% for the years ended December 31, 2022, 2021 and 2020, respectively. This decrease in comparison with December 31, 2022 was primarily due to us identifying and reevaluating an increased number of debtors whose credits needed to be charged-off in the year ended December 31, 2022 as a result of a change in our collection procedures, partly offset by the increase in delinquency from Brazil’s economic scenario in that year.
The net charge-offs relating to credit cards represented 80.6% of the total net charge-offs for the nine-month period ended on September 30, 2023, compared to 53.4% and 49.9% for the years ended December 31, 2022 and 2021, respectively. This was primarily due to the increase of the size of our credit card portfolio, which is a riskier credit than the other components of our loan portfolio, in relation to our total loan portfolio. The proportion of the allowances for charge-offs relating to credit card was 72.9% in the year ended December 31, 2020.

Deposits
Composition of Deposits per type and yield
The following table presents, with average balances, the breakdown of deposits by category for the nine-month period ended September 30, 2023 and includes the average rate paid on interest bearing time deposits.

	For the Nine-Month Period Ended September 30,
	2023
	Average Balance	Average rate paid
	(in millions of R$, except percentages)
Time deposits:
Interest bearing	17,676.4	6.7%
Non-interest bearing	―
Total	17,676.4

Demand deposits:
Interest bearing	―	n.m.(1)
Non-interest bearing	6,570.1
Total	6,570.1

(1)Not meaningful.
As of September 30, 2023, all of our deposits were guaranteed by the Brazilian Credit Guarantee Fund (FGC), up to the amounts covered by the FGC. See “Regulatory Matters—Credit Guarantee Fund” in our 2022 Form 20-F.
Maturity of Deposits
The following table sets forth information regarding the maturity of our uninsured time deposits as of September 30, 2023.

		Maturing
	As of September 30, 2023	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
				(R$ million)
Time deposits in excess of insured limit:
Brazil	25,520.8	11,060.8	644.4	1,557.0	12,258.6	25,520.8
Total time deposits in excess of insured limit	25,520.8	11,060.8	644.4	1,557.0	12,258.6	25,520.8

Time deposits in uninsured accounts
Brazil	51.5	6.6	13.9	25.1	—	51.5
Total time deposits in uninsured accounts	51.5	6.6	13.9	25.1	—	51.5

Total uninsured time deposits	25,572.3	11,067.4	650.3	1,570.9	12,258.6	25,572.3
Under Brazilian regulations, each individual or legal entity has an overall insured deposit limit, which does not change based on the number of accounts held by such individual or legal entity. In cases in which the same individual or legal entity had deposits with different maturities with us in excess of the insured limit, we allocated the uninsured portion of such deposits proportionally based on the volume of deposits in each maturity range.

Minimum Capital Requirements
Our capital indices were above the minimum requirements stipulated by Brazilian regulations as follows:

As of September 30,
Basel III Requirements (1):	2023
Basel Index (2)	23.7%
Capital Index Level 1(3)	23.7%

(1)According to CMN Resolution No. 4,958, for institutions pertaining to a prudential conglomerate (Conglomerado Prudencial) in accordance with the Accounting Plan of the Institutions of National Financial System - Cosif, the Additional Principal Capital must be calculated on a consolidated basis.
(2)Minimum Required Reference Equity (or Regulatory Capital) = 8% (since 2019).
(3)Minimum required Capital Index Level 1 = 6.0% (since 2015).

As of September 30,
2023
(R$ million)
Risk-Weighted Assets	25,122.5
The following table sets forth information regarding our capital adequacy as of September 30, 2023, according to the regulations of the Central Bank and Basel III:

As of September 30,
2023
(R$ million)
Reference Equity(1)	5,964.1
Tier 1 Capital	5,964.1
Tier 2 Capital	—
Risk-Weighted Assets (RWA)	25,122.5
Credit Risk (RWACPAD)	20,745.1
Market Risk (RWAMPAD)	341.7
Operational Risk (RWAOPAD)	4,035.6

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
We use certain Non-GAAP financial measures to analyze our financial and operational performance, as well as a basis for administrative decisions, including in connection with our analysis of our operational and financial performance and our evaluation of our liquidity.
Non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation. There is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies. Gross Loan Portfolio, Selling, General and Administrative, or SG&A, Efficiency Ratio, Return On Average Equity, or ROAE, Cost of Risk, Net Fee Revenue, Net Fee Revenue/SG&A, Fee Revenue Ratio, Funding, Cost of Funding, Total Gross Revenue, Interest-Earning Portfolio, Net Credit Revenue, Net Interest Margin, or NIM, and Net Interest Margin Excluding Credit Card Transactor Portfolio, or NIM Excluding Credit Card Transactor Portfolio, each a Non-GAAP financial measure, are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS. Non-GAAP financial measures should be viewed as supplemental to, and not a substitute for, our financial statements. Because this financial information is not prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information.
Inter & Co was incorporated on January 26, 2021. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became the indirect owner of all shares of Banco Inter. As a result, our financial information prior to 2022 reflect the historical consolidated operating results, cash flows and financial position of Banco Inter (as predecessor). For more information, see “Presentation of Financial and Other Information” in our 2022 Form 20-F.
Gross Loan Portfolio
We define Gross Loan Portfolio as the sum of loans and advances to customers and loans to financial institutions, except that, for December 31, 2020, Gross Loan Portfolio equals loans and advances to customers. We believe that adding loans and advance to customers and loans to financial institutions provides us with a complete view of our portfolio balance because loans to financial institutions are related to anticipation of credit card receivables, which are credit operations. We use this Non-GAAP financial measure to monitor the evolution of our credit portfolio. See below a reconciliation of the Gross Loan Portfolio:

	As of September 30,	As of December 31,
	2023	2022	2021	2020
	(in millions of R$)
Loans and advances to customers, net of provisions for expected losses	25,296.6	21,379.9	16,535.4	8,507.7
Provisions for expected loss	1,747.0	1,318.4	680.9	282.4
Loans and advances to customers	27,043.6	22,698.3	17,216.4	8,790.1
Loans to financial institutions	1,215.1	1,845.7	298.1	—
Gross Loan Portfolio	28,258.7	24,544.0	17,514.5	8,790.1
Selling, General and Administrative or SG&A
SG&A is defined as the sum of our personnel expenses, other administrative expenses and depreciation and amortization less tax expenses. For purposes of this measure, we deduct tax expenses from other administrative expenses, which relate to the Brazilian value-added tax (ICMS) we pay on the sales made through Inter Shop. We use this Non-GAAP financial measure as a component of Efficiency Ratio and Net Fee Revenue/SG&A, which are other Non-GAAP financial measures we use. The table below sets forth a reconciliation of this Non-GAAP financial measure for the years ended December 31, 2022, 2021 and 2020 and for the three-month periods ended September 30, 2023 and 2022:

	For the three-month period ended September 30,
	2023	2022
	(in millions of R$)
Personnel expenses	210.7	176.2
Other administrative expenses	456.9	441.5
Tax expenses	(94.1)	(61.5)
Depreciation and amortization	40.6	35.6
SG&A	614.1	591.8

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$)
Personnel expenses	733.6	443.3	229.1
Other administrative expenses	1,743.0	1,311.0	641.0
Tax expenses	(248.6)	(146.8)	(69.7)
Depreciation and amortization	164.0	94.3	43.7
SG&A	2,392.1	1,701.8	844.4
Efficiency Ratio
Efficiency Ratio is our SG&A divided by the net revenue less tax expenses. For purpose of this measure, we deduct tax expenses from net revenue as we consider these taxes to be an inherent cost of providing our services. We use this Non-GAAP financial measure to monitor the evolution of our primary expenses in relation to net revenue less tax expenses.
The tables below set forth a reconciliation of this Non-GAAP financial measure for the periods indicated:

	For the three-month period ended September 30,
	2023	2022
	(in millions of R$, except %)
SG&A	614.1	591.8
Net revenues	1,265.5	850.3
Tax expenses	(94.1)	(61.5)
Net revenue less tax expenses	1,171.4	788.8
Efficiency Ratio	52.4%	75.0%

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
SG&A	2,392.1	1,701.8	844.4
Net revenues	3,562.7	2,221.8	1,011.5
Tax expenses	(248.6)	(146.8)	(69.7)
Net revenue less tax expenses	3,314.1	2,075.1	941.9
Efficiency Ratio	72.2%	82.0%	89.7%

Return On Average Equity or ROAE /Annualized ROAE
For annual periods, we calculate ROAE as profit for the year divided by average equity, which is calculated as total equity as of the end of the year plus total equity as of the end of the prior year divided by two. For September 30, 2023 and 2022, Annualized ROAE is calculated as profit for the three-month period ended September 30, 2023 or 2022, as applicable, annualized by multiplying by four, divided by average equity, which is calculated as total equity as of the end of the applicable period plus total equity as of June 30, 2023 or 2022, as applicable, divided by two. ROAE/Annualized ROAE is a measure of profitability that represents the profit that we are able to generate using our shareholders’ resources. Our management uses ROAE/Annualized ROAE to guide its actions in attempting to maximize our returns. The tables below set forth our ROAE/Annualized ROAE for the periods indicated:

	As of and for the three-month period ended (annualized) September 30 (except as otherwise identified),
	2023	2022
	(in millions of R$, except %)
Profit / (loss) for the period	104.2	(29.6)
Profit / (loss) for the period multiplied by four (annualized)	416.8	(118.4)
Total equity	7,368.2	7,140.4
Total equity as of June 30 of the same year	7,317.7	7,115.4
Average equity	7,342.9	7,127.9
Annualized ROAE	5.7%	(1.7)%

	As of and for the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
Profit / (loss) for the year	(14.1)	(55.1)	30.7
Total equity	7,089.1	8,449.8	3,324.2
Total equity as of the end of the prior year	8,449.8	3,324.2	2,161.9
Average equity	7,769.4	5,887.0	2,743.1
ROAE	(0.2)%	(0.9)%	1.1%
Cost of Risk/Annualized Cost of Risk
For annual periods, we calculate Cost of Risk as impairment losses on financial assets divided by average Gross Loan Portfolio, which is calculated as Gross Loan Portfolio as of the end of the applicable year plus Gross Loan Portfolio as of the end of the prior year divided by two. For September 30, 2023 and 2022, Annualized Cost of Risk is calculated as impairment losses on financial assets for the three-month period ended September 30, 2023 or 2022, as applicable, annualized by multiplying by four and divided by average Gross Loan Portfolio, which is calculated as Gross Loan Portfolio as of September 30, 2023 or 2022, as applicable, plus Gross Loan Portfolio as of June 30, 2023 or 2022, as applicable, divided by two. We believe that Cost of Risk/Annualized Cost of Risk provides us a useful view on our materialized risk of credit as a proportion of our overall credit portfolio. We use Cost of Risk/Annualized Cost of Risk to monitor our credit losses in relation to our credit portfolio.

The tables below set forth our Cost of Risk/Annualized Cost of Risk for the periods indicated:

	As of and for the three-month period (annualized) ended September 30 (except as otherwise identified),
	2023	2022
	(in millions of R$, except %)
Impairment losses on financial assets	407.9	263.1
Impairment losses on financial assets multiplied by four (annualized)	1,631.6	1,052.5
Gross Loan Portfolio	28,258.7	22,035.1
Gross Loan Portfolio as of June 30 of the same year	26,474.4	19,891.4
Average Gross Loan Portfolio	27,366.6	20,963.3
Annualized Cost of Risk	6.0%	5.0%

	As of and for the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
Impairment losses on financial assets	(1,083.2)	(595.6)	(213.7)
Gross Loan Portfolio	24,544.0	17,514.5	8,790.1
Gross Loan Portfolio as of the end of the prior year	17,514.5	8,790.1	4,777.4
Average Gross Loan Portfolio	21,029.2	13,152.3	6,783.7
Cost of Risk	5.2%	4.5%	3.2%
Net Fee Revenue and Net Fee Revenue / SG&A
We define Net Fee Revenue as revenues from services and commissions less expenses from services and commissions plus other revenues. Net Fee Revenue represents our revenue from our non-credit-related operations. We use Net Fee Revenue as a component of Net Fee Revenue/SG&A and Fee Revenue Ratio, which are other Non-GAAP financial measures.
We define Net Fee Revenue/SG&A as Net Fee Revenue divided by SG&A. Net Fee Revenue/SG&A represents our ability to cover our primary expenses with the revenue from our non-credit-related operations. We use this measure to monitor the growth and profitability of our non-credit-related operations.
The tables below set forth our Net Fee Revenue and Net Fee Revenue/SG&A for the periods indicated:

	For the three-month period ended September 30,
	2023	2022
	(in millions of R$, except %)
Revenues from services and commissions	347.8	248.9
Expenses from services and commissions	(32.3)	(31.8)
Other revenues	131.4	77.7
Net Fee Revenue	446.9	294.7
SG&A	614.1	591.8
Net Fee Revenue / SG&A	72.8%	49.8%

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
Revenues from services and commissions	968.0	542.6	257.1
Expenses from services and commissions	(129.2)	(100.3)	(71.6)
Other revenues	388.5	190.1	109.9
Net Fee Revenue	1,227.3	632.4	295.4
SG&A	2,392.1	1,701.8	844.4
Net Fee Revenue / SG&A	51.3%	37.2%	35.0%
Fee Revenue Ratio
We define Fee Revenue Ratio as Net Fee Revenue divided by net revenues. Fee Revenue Ratio represents the breakdown of our revenues between revenues deriving from credit operations and revenues deriving from other revenue streams. We use Fee Revenue Ratio to monitor our ability to expand our non-credit operations.
The tables below set forth our Fee Revenue Ratio for the periods indicated:

	For the three-month period ended September 30,
	2023	2022
	(in millions of R$, except %)
Net Fee Revenue	446.9	294.7
Net revenues	1,265.5	850.3
Fee Revenue Ratio	35.3%	34.7%

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
Net Fee Revenue	1,227.30	632.40	295.40
Net revenues	3,562.70	2,221.80	1,011.50
Fee Revenue Ratio	34.4%	28.5%	29.2%
Funding
We define Funding as the sum of liabilities with customers, securities issued, securities sold under agreements to repurchase, interbank deposits, and borrowing and onlending. We use Funding to monitor the effectiveness of our client-focused initiatives to deposit funds with us or acquire bank securities we issued through our platform. The tables below contain a reconciliation of Funding as of the dates indicated.

	As of September 30,
	2023	2022
	(in millions of R$)
Liabilities with customers	29,064.0	21,452.0
Securities issued	7,462.6	6,916.9
Securities sold under agreements to repurchase	1,601.0	1,354.9
Interbank deposits	1,356.4	931.6
Borrowing and onlending	87.6	33.1
Funding	39,571.6	30,688.6

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Liabilities with customers	23642.8	18333.5	12436.6
Securities issued	6202.2	3572.1	1729.4
Securities sold under agreements to repurchase	1902.9	973.5	102.9
Interbank deposits	732.5	139.5	—
Borrowing and onlending	36.4	25.1	27.4
Funding	32,516.8	23,043.7	14,296.3
Cost of Funding/Annualized Cost of Funding
For annual periods, we define Cost of Funding as interest expenses divided by average Funding, which is calculated as Funding as of the end of the applicable period plus Funding as of the end of the prior year, divided by two. For September 30, 2023 and 2022, Annualized Cost of Funding is calculated as interest expenses annualized by multiplying by four, divided by average Funding, which is calculated as Funding as of September 30, 2023 or 2022, as applicable plus Funding as of June 30, 2023 or 2022, as applicable, divided by two.
Cost of Funding/Annualized Cost of Funding represents the average interest rate we pay in connection with our Funding. We use Cost of Funding/Annualized Cost of Funding to monitor our ability to maintain a cost-effective funding base and as a proxy of our expenses to obtain funds for our operations.
The tables below set forth our Cost of Funding/Annualized Cost of Funding for the periods indicated:

	For the three-month period (annualized) ended September 30 (except as otherwise identified),
	2023	2022
	(in millions of R$, except %)
Interest expenses	770.4	579.7
Interest expenses multiplied by four (annualized)	3,081.6	2,318.7
Funding	39,571.6	30,688.6
Funding as of June 30 of the same year	35,665.1	27,678.1
Average Funding	37,618.4	29,183.4
Annualized Cost of Funding	8.2%	7.9%

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
Interest expenses	1,972.9	543.2	184.3
Funding	32,516.8	23,043.7	14,296.3
Funding as of the end of the prior year	23,043.7	14,296.3	6,974.6
Average Funding	27,780.3	18,670.0	10,635.4
Cost of Funding	7.1%	2.9%	1.7%
Total Gross Revenue
We define Total Gross Revenue as the sum of interest income, revenues from services and commissions, cashback expenses, Inter Loop, other revenues, income from securities, and net gains/(losses) on derivatives. Total Gross Revenues represents our total revenues without considering any expenses or other deductions. Cashback expenses and Inter Loop are added when calculating Total Gross Revenue because revenue from services and commissions is presented net of cashback expenses and Inter Loop in the financial statements. We use Total Gross Revenue as a measure to evaluate the effect of our cashback and other similar discount initiatives in our ability to generate gross revenues.
The tables below set forth our Total Gross Revenue for the periods indicated:

	For the three-month period ended September 30,
	2023	2022
	(in millions of R$)
Interest income	1,106.9	788.3
Revenues from services and commissions	347.8	248.9
Cashback expenses	48.4	76.4
Inter Loop	26.9	—
Other revenues	131.4	77.7
Income from securities	429.4	341.0
Net gains / (losses) from derivatives	52.6	5.9
Total Gross Revenue	2,143.5	1,538.2

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$)
Interest income	2,802.7	1,435.4	942.8
Revenues from services and commissions	968.0	542.6	257.1
Cashback expenses	321.4	251.4	60.0
Inter Loop	—	—	—
Other revenues	388.5	190.1	109.9
Income from securities	1,471.7	745.6	12.1
Net gains / (losses) from derivatives	33.9	(48.3)	(54.4)
Total Gross Revenue	5,986.2	3,116.7	1,327.5

Interest-Earning Portfolio
We define Interest-Earning Portfolio as the sum of amounts due from financial institutions, securities, derivative financial assets and loans and advances to customers, net of provisions for expected loss. Interest-Earning Portfolio represents the total amount of our assets which generate interest or that have generated interest in some other way in connection with our banking operations (e.g., anticipation of credit card receivables through loans to financial institutions). We use Interest-Earning Portfolio as a component of NIM and NIM Excluding Credit Card Transactor Portfolio, each also a Non-GAAP financial measure.
The tables below contain a reconciliation of Interest-Earning Portfolio as of the dates indicated.

	As of September 30,
	2023	2022
	(in millions of R$, except %)
Amounts due from financial institutions	3,474.2	3,417.5
Securities	14,908.3	13,373.5
Derivative financial assets	9.4	0.5
Loans and advances to customers, net of provisions for expected loss	25,296.6	19,820.9
Interest-Earning Portfolio	43,688.5	36,612.5

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Amounts due from financial institutions	4,258.9	2,051.9	502.4
Securities	12,448.6	12,757.7	5,812.6
Derivative financial assets	—	86.9	27.5
Loans and advances to customers, net of provisions for expected loss	21,379.9	16,535.4	8,507.7
Interest-Earning Portfolio	38,087.3	31,431.9	14,850.2
Net Credit Revenue
We define Net Credit Revenue as the sum of net interest income, income from securities and net gains / (losses) from derivatives. We use Net Credit Revenue as a component of NIM and NIM Excluding Credit Card Transactor Portfolio, which are other Non-GAAP financial measures.
The tables below set forth our Net Credit Revenue for the periods indicated:

	For the three-month period ended September 30,
	2023	2022
	(in millions of R$)
Net interest income	336.5	208.7
Income from securities	429.4	341.0
Net gains / (losses) from derivatives	52.6	5.9
Net Credit Revenue	818.6	555.6

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$)
Net interest income	829.8	892.2	758.5
Income from securities	1,471.7	745.6	12.1
Net gains / (losses) from derivatives	33.9	(48.3)	(54.4)
Net Credit Revenue	2,335.4	1,589.5	716.1
Net Interest Margin (NIM) / Annualized Net Interest Margin (NIM)
For annual periods, we calculate NIM as Net Credit Revenue divided by the average of Interest Earning Portfolio, which is calculated as Interest-Earning Portfolio as of the end of the applicable year plus Interest Earning Portfolio as of the end of the prior year divided by two.
For September 30, 2023 and 2022, Annualized Net Interest Margin (NIM) is calculated as Net Credit Revenue for the three-month period ended September 30, 2023 or 2022, as applicable, annualized by multiplying by four and divided by the average Interest Earning Portfolio, which is calculated as Interest Earning Portfolio as of September 30, 2023 or 2022, as applicable, plus Interest Earning Portfolio as of June 30, 2023 or 2022, as applicable, divided by two.
NIM/Annualized NIM represents our ability to generate Net Credit Revenue from our Interest Earning Portfolio. We use NIM/Annualized NIM to monitor the efficacy of our initiatives to increase our interest-earning potential. The tables below present a reconciliation of our NIM/Annualized NIM for the periods indicated.

	As of and for the three-month period (annualized) ended September 30 (except as otherwise identified),
	2023	2022
	(in millions of R$, except %)
Net Credit Revenue	818.6	555.6
Net Credit Revenue multiplied by four (annualized)	3,274.3	2,222.4
Interest Earning Portfolio	43,688.5	36,612.5
Interest Earning Portfolio as of June 30	40,254.1	33,048.7
Average Interest Earning Portfolio	41,971.3	34,830.6
Annualized NIM	7.8%	6.4%

	As of and for the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
Net Credit Revenue	2,335.4	1,589.5	716.0
Interest Earning Portfolio	38,087.3	31,431.9	14,850.2
Interest Earning Portfolio as of the end of the prior year	31,431.9	14,850.2	5,973.0
Average Interest Earning Portfolio	34,759.6	23,141.1	10,411.6
NIM	6.7%	6.9%	6.9%

NIM Excluding Credit Card Transactor Portfolio/Annualized NIM Excluding Credit Card Transactor Portfolio
For annual periods, we calculate NIM excluding credit card transactor portfolio as Net Credit Revenue divided by the average of Interest Earning Portfolio less credit card transactor portfolio, which is calculated as Interest Earning Portfolio less credit card transactor portfolio, each as of the end of the applicable year, plus Interest Earning Portfolio less credit card transactor portfolio, each as of the end of the prior year, divided by two.
For September 30, 2023 and 2022, annualized NIM excluding credit card transactor portfolio is calculated as Net Credit Revenus for the three-month period ended September 30, 2023 or 2022, as applicable, annualized by multiplying by four and divided by the average Interest Earning Portfolio less credit card transactor portfolio, which is calculated as Interest Earning Portfolio less credit card transactor portfolio each as of September 30, 2023 or 2022, as applicable, plus Interest Earning Portfolio less credit card transactor portfolio, each as of June 30, 2023 or 2022, as applicable, divided by two.
NIM excluding credit card transactor portfolio/annualized NIM excluding credit card transactor portfolio represents our ability to generate interest income from our asset portfolio. Credit card transactor portfolio relates to the balance of payments we received made with credit cards, which would only generate interest in case of a default by the credit card issuer. We exclude credit card transactor portfolio in this Non-GAAP financial measure as we do not expect any such default to occur given how the credit card payment system functions. We use NIM excluding credit card transactor portfolio/annualized NIM excluding credit card transactor portfolio to monitor the efficacy of our initiatives to increase our interest-earning potential.
The tables below present a reconciliation of our NIM excluding credit card transactor portfolio/annualized NIM excluding credit card transactor portfolio for the periods indicated.

	As of and for the three-month period (annualized) ended September 30 (except as otherwise identified),
	2023	2022
	(in millions of R$, except %)
Net Credit Revenue	818.6	555.6
Net Credit Revenue multiplied by four (annualized)	3,274.3	2,222.4
Interest Earning Portfolio	43,688.5	36,612.5
Credit card transactor portfolio	(6,767.9)	(5,101.9)
Interest Earning Portfolio less credit card transactor portfolio	36,920.6	31,510.5
Interest Earning Portfolio as of June 30	40,254.1	33,048.7
Credit card transactor portfolio as of June 30	(5,904.0)	(4,897.1)
Interest Earning Portfolio less credit card transactor portfolio as of June 30	34,350.1	28,151.6
Average Interest Earning Portfolio less credit card transactor portfolio	35,635.4	29,831.1
Annualized NIM Excluding Credit Card Transactor Portfolio	9.2%	7.4%

	As of and for the year ended December 31,
	2022	2021	2020
	(in millions of R$, except %)
Net Credit Revenue	2,335.4	1,589.5	716.0
Interest Earning Portfolio	38,087.3	31,431.9	14,850.2
Credit card transactor portfolio	(5,441.8)	(4,122.3)	(1,674.4)
Interest Earning Portfolio less credit card transactor portfolio	32,675.5	27,309.6	13,175.8
Interest Earning Portfolio as of the end of the prior year	31,431.9	14,850.2	5,973.0
Credit card transactor portfolio as of the end of the prior year	(4,122.3)	(1,674.4)	(66.8)
Interest Earning Portfolio less credit card transactor portfolio as of the end of the previous year	27,309.6	13,175.8	5,906.2
Average Interest Earning Portfolio less credit card transactor portfolio	29,992.6	20,242.7	19,082.0
NIM Excluding Credit Card Transactor Portfolio	7.8%	7.9%	7.5%

RECENT DEVELOPMENTS
Reverse Stock Split
At our annual general shareholders meeting held on April 28, 2023, our shareholders authorized our board of directors to implement a reverse stock split of our common shares. In September 2023, our board of directors reviewed this matter and, in light of market conditions and how our share ownership is distributed between Nasdaq and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) in the form of BDRs, it determined that it would not be in the best interest of our shareholders to implement the reverse stock split at the time.
Composition of our Board of Directors
At our annual general shareholders meeting held on April 28, 2023, our shareholders appointed Antonio Kandir, Lorival Nogueira Luz Junior and Todd Crawford Chapman as directors of the Company. Prior to such meeting, these persons had been temporarily appointed by our board of directors as interim directors.
On June 5, 2023, Lorival Nogueira Luz Junior resigned as a member of our board of directors and the remaining members of our board of directors appointed Cláudia Farkouh Prado as an interim director until our 2024 annual shareholders meeting.
Claudia Farkouh Prado is currently an independent board member of B3, where she also serves as a coordinator of its Governance and Nomination Committee, and as a member of its People and Compensation Committee and of its Sustainability Committee. She is also an independent member of the board of directors of the Sírio-Libanês Social Responsibility Institute. Previously, she was a member of the Board of Directors, President of Latin America and coordinator of the Global Finance Committee and of the Global Diversity Committee of Baker & McKenzie, a global law firm, in addition to being a member of the Advisory Board of TrustWomen (Thompson Reuters Foundation). She was a managing partner at Trench Rossi Watanabe Advogados, a Brazilian law firm, where she oversaw the M&A and private equity practice groups in Latin America, and worked as a lawyer specializing in M&A transactions. Also experienced in the non-profit sector, she was a member of the Fiscal Council of the Sírio-Libanês Social Responsibility Institute and is currently a member of the Governance Board of B3 Social.
As of the date of this Current Report on Form 6-K, the members of our board of directors are:
•Rubens Menin Teixeira de Souza (Chairman),
•Maria Fernanda Nazareth Menin Teixeira de Souza Maia,
•José Felipe Diniz,
•Leonardo Guimarães Corrêa,
•Cristiano Henrique Vieira Gomes,
•Luiz Antônio Nogueira de França (independent member),
•André Guilherme Cazzaniga Maciel (independent member),
•Antonio Kandir (independent member),
•Todd Crawford Chapman (independent member), and
•Cláudia Farkouh Prado (independent member).

New Senior Management Organizational Structure
On July 5, 2023, our board of directors approved changes to the titles of our officers, reflecting the new organization of our senior management structure. The table below describes the current title of each of our officers.

Name	Title
João Vitor N. Menin T. de Souza	Chief Executive Officer
Alexandre Riccio de Oliveira	Senior Vice President of Retail Banking
Santiago Horacio Stel	Senior Vice President of Finance and Risks (CFO)
Guilherme Ximenes de Almeida	Chief Technology Officer
Helena Lopes Caldeira	Chief Strategy and Financial Planning Officer
Priscila Salles Vianna de Paula	Chief Customer Officer
Ray Tarick Pereira Chalub	Chief Operations Officer
Ana Luiza Vieira Franco Forattini	General Counsel and Chief Governance and Compliance Officer
International Expansion
During 2023 we continued our expansion efforts outside Brazil. Inter&Co Securities LLC, our subsidiary which handles brokerage services for our clients investing in US markets began operating. We have also started studying a potential product offering of an automated international investment portfolio. We are also studying the potential expansion of our other business verticals internationally. We may not be successful in expanding our operations in a cost-effective or timely manner, if at all. See “Item 3. Key Information ― D. Risk Factors ― Certain Risks Related to Our Business ― Our international expansion efforts may not be successful or may subject us to increased risks” in our 2022 Form 20-F.
Delivery of Shares under our Incentive Plans
During 2023, we issued a total of 317,394 new Class A common shares to the beneficiaries of our incentive plans. We have also transferred the shares we held in treasury to the beneficiaries of our incentive plans. As of the date of this current report, we have a total of 285,153,435 Class A common shares outstanding.
Cybersecurity and Other Developments
In 2023, Banco Inter became a member of the Board of Advisors for the PCI Security Standards Council and renewed its security certification issued by PCI-DSS. Also in 2023, Bureau Veritas renewed our marketplace (Inter Shop) certification on privacy management and personal data protection systems. Although our subsidiary Inter&Co Payments (former USEND, acquired in 2022) does not have the same control procedures and cybersecurity systems as Banco Inter, since mid-2023 we have been working continuously to improve the cybersecurity of Inter&Co Payments.
In 2023, we identified an immaterial security event restricted to Inter&Co Payments that resulted in unauthorized access to certain personally identifiable information of less than 0.15% of our client base. There was no business interruption and no impact on Banco Inter or other subsidiaries. The causes of this incident have been remediated and the legacy system affected is in the process of being replaced. We are working on further improvements and on notifying the affected parties.
In January 2024, a plaintiff filed before the US district court for the Southern Florida a putative class action pursuant to the Telephone Consumer Protection Act against Inter&Co Payments, claiming damages as a result of text messages allegedly sent to the plaintiff and other customers allegedly registered in the National Do Not Call Registry. The amount at issue has not been specified in the complaint and we intend to defend ourselves against all claims.
Brazilian Tax Reform and Other Legal and Regulatory Updates

In December 2023, the Brazilian Congress approved a broad consumption tax reform through a constitutional amendment providing for the replacement of several federal, state and municipal taxes with two new value-added taxes. The approved tax reform will be fully implemented after a transition period. During this period, the current and the new taxes will coexist, with the current taxes being reduced and the new taxes being increased over time. The tax rates of the two new value-added taxes will be determined by complementary law that is yet to be discussed and enacted. The approved tax reform also provides for a special taxation regime for financial services, which regime will be established by law.
The Brazilian government also intends to implement changes in the rules relating to income tax due by individuals, legal entities and non-resident investors. Some of these changes have already been enacted in 2023, such as changes to the rules on the taxation of investments outside Brazil by Brazilian resident individuals and changes to the rules applicable to income derived from investment funds. Other changes are expected in the near future. Two of the main points under discussion for such future changes are the taxation of dividends, most likely at a 15% rate, and abolishing payments of interest on equity (juros sobre o capital próprio). See “Key Information―Risk Factors―Certain Risks Related to our Business―Changes in Brazilian tax and social security laws may materially adversely affect our operating results and financial capacity” in our 2022 Form 20-F.
There was a change in the Brazilian legal requirements applicable to payroll loans, pursuant to which we now provide that payroll deductions for INSS retirees and pensioners and federal public servants cannot exceed 40% of the total monthly amount that payroll borrowers receives from the INSS or their employer, after deducting certain preferred expenses (such as alimony, INSS contributions and income taxes). Brazilian law generally provides for a maximum deduction margin applicable to all payroll deductions of INSS retirees and pensioners, salaries of federal public servants and private sector employers subject to Brazilian Consolidated Labor Law.
In 2023, the Brazilian securities and exchange commission (Comissão de Valores Mobiliários – CVM) updated the regulatory framework applicable to the Brazilian Depositary Receipts (BDRs) representing our Class A common shares with the Resolution No. 182 of May 11, 2023. CMN also consolidated the regulation applicable to securities distributors and security brokers by revoking CMN Resolution 1,655 of 1989 and CMN Resolution 1,120/1986. Some other changes were implemented in connection with the regulations that affect our business, including: an amendment to Law No. 13,097 of 2015, which relates to Real Estate Secured Bonds (Letras Imobiliárias Garantidas), or LIGs; Decree No. 11,301, of December 21, 2022 which establishes the characteristics of maturity and profitability of the wide variety of government bonds; Resolution No. 217, of March 30, 2022, as amended, which relates to the registry of guarantees over real estate properties; CMN Resolution No. 4,966, of November 25, of 2021 which will gradually replace CMN Resolution No. 3,533 with respect to the regulation of financial and accounting reporting by financial institutions; Central Bank Resolution No. 230 of July 27, 2022 which revoked Central Bank Circular No. 3,998 as from July 1, 2023; Central Bank Resolution No. 314 of April 16, 2023, relating to the interbank settlement of checks being governed on a consolidated basis by the regulations of the Centralizing Entity for Checks Clearing (Centralizadora da Compensação de Cheques); CMN Resolution No. 5050 of November 25, 2022 which revoked CMN enacted Resolution No. 4,656, which previously governed direct credit companies (sociedade de crédito direto) and peer-to-peer lending companies (Sociedade de Empréstimo entre Pessoas).

Organizational Structure
Below is our current corporate structure:
Selected Preliminary Estimated Results for Fourth Quarter 2023 and Full Year 2023
The following section contains our preliminary estimates relating to certain operational and financial information as of and for the three-month period and year ended December 31, 2023. This information is preliminary and has not been audited or reviewed by our auditors. Our actual results as of and for the three-month period and year ended December 31, 2023 may vary from these estimated preliminary results and will not be finalized until after we close this offering. Factors that could cause actual results to differ from those described below are set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our 2022 Form 20-F.
We expect our number of active clients to range between 16.3 million and 16.5 million clients on December 31, 2023, representing an expected growth ranging between 29.3% and 31.1% over our active clients on December 31, 2022.
We expect profit before income tax to be between R$195 million and R$205 million for the three-month period ended December 31, 2023, compared to a loss before income tax of R$20.3 million for the three-month period ended December 31, 2022.
We expect profit for the period is expected to be between R$150 million and R$155 million for the three-month period ended December 31, 2023, representing an expected increase between 420.6% and 438.0% compared to the three-month period ended December 31, 2022.
We expect Gross Loan Portfolio, a non-GAAP financial measure, to be between R$30.5 billion and R$31.5 billion as of December 31, 2023, representing an expected increase between 24.3% and 28.3% compared to December 31, 2022.
We expect Funding, a non-GAAP financial measure, to be between R$43.0 billion and R$44.0 billion as of December 31, 2023, representing an expected increase between 32.2% and 35.3% compared to December 31, 2022.
We expect return on average equity (ROAE), a non-GAAP measure, to be between 8.0% and 8.3% for the three-month period ended December 31, 2023, representing an expected increase between 6.4 p.p. and 6.7 p.p. compared to the three-month period ended December 31, 2022.

	For the three-month period ended December 31,			As of or for the Year Ended December 31,
	2023	2022	Variation	2023	2022	Variation
	(Estimated)	(Actual)		(Estimated)	(Actual)
	(in millions of R$, except %)
Consolidated Income Statement Data
Profit / (loss) before income tax	195.0 - 205.0	(20.3)	n.m.	426.5 - 436.5	(178.6)	n.m.
Profit / (loss)	150.0 - 155.0	28.8	421% - 438%	342.5 - 347.5	(14.1)	n.m.
Consolidated Balance Sheet Data
Gross Loan Portfolio	N/A	N/A	N/A	30.5 - 31.5	24.5	24.3% –28.3%
Funding	N/A	N/A	N/A	43.0 - 44.0	32.5	32.2% –35.3%
KPIs
Return on average equity (ROE)	8.0% - 8.3%	1.6%	6.4p.p.- 6.7p.p.	4.7% - 4.7%	(0.2%)	n.m.
Active Clients (million clients)	N/A	N/A	N/A	16.3 - 16.5	12.6	29.3% - 31.1%
For an explanation on the components of our Gross Loan Portfolio, Funding and Return on Average Equity, and a reconciliation of our historical Gross Loan Portfolio, Funding and Return on Average Equity with the most comparable GAAP numbers, see “Special Note Regarding Non-GAAP Financial Measures” above. These numbers have been prepared in good faith and based on information available at the time of preparation, but quantitative reconciliations of our estimated Gross Loan Portfolio, Funding and Return on Average Equity are not currently available without unreasonable efforts because we have not yet finalized and closed our accounting books and records.
Cautionary Statement Regarding Selected Preliminary Estimated Results
The selected preliminary estimated results for the three-month period ended December 31, 2023 and for the year ended December 31, 2023 are preliminary, unaudited and reflect our management’s current estimates. While we have prepared these preliminary results in good faith and based on information available at the time of preparation, no assurance can be made that actual results and other information presented will not change as a result of our management’s review of results and other factors. These preliminary results are subject to finalization and closing of our accounting books and records (which have yet to be performed) and should not be viewed as a substitute for quarterly or annual financial statements prepared in accordance with IFRS. These preliminary results depend on several factors, including weaknesses in our internal controls and financial reporting process (as described under “Risk Factors” in our 2022 Form 20-F) and our ability to timely and accurately report our financial results. In addition, the estimates and assumptions underlying these preliminary results include, among other things, economic, competitive, regulatory and financial market conditions and business decisions that may not be accurately reflected and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the section entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
There can be no assurance that the underlying assumptions or estimates will be realized; in particular, while we do not expect that our selected preliminary estimated results will differ materially from our actual results for the three-month period ended December 31, 2023 and for the year ended December 31, 2023, we cannot assure you that our estimated preliminary results will be indicative of our financial results for the three-month period ended December 31, 2023 and for the year ended December 31, 2023. As a result, the selected preliminary estimated results cannot necessarily be considered predictive of actual operating results for the periods described above, and this information should not be relied on as such. You should read this information together with the sections of our 2022 Form 20-F entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements, including the notes thereto, included in our 2022 Form 20-F.

The selected preliminary estimated results presented above were prepared by and are the responsibility of our management. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the financial information contained in these preliminary estimated results. Accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the preliminary estimated results. The report of the independent registered public accounting firm included elsewhere in this prospectus relates to our historical financial information. Such report does not extend to these preliminary estimated results and should not be read to do so.
By including in this current report a summary of selected preliminary estimated results regarding our financial and operating results, neither we nor any of our respective advisors or other representatives has made or makes any representation to any person regarding our ultimate performance compared to the information contained in these preliminary estimated results, and actual results may materially differ from those described above. We do not undertake any obligation unless required by applicable law to update or otherwise revise these preliminary estimated results set forth herein to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & Co, INC.

By:	/s/ Santiago Horacio Stel
	Name:	Santiago Horacio Stel
	Title:	Senior Vice President of Finance and Risks
Date: January 16, 2024